Exhibit J-3


                    NORTHERN STATES POWER COMPANY (MINNESOTA)

                    NORTHERN STATES POWER COMPANY (WISCONSIN)

                       PUBLIC SERVICE COMPANY OF COLORADO

                     CHEYENNE LIGHT, FUEL AND POWER COMPANY

                         ANALYSIS OF THE ECONOMIC IMPACT

                    OF A DIVESTITURE OF THE GAS OPERATIONS OF

                         NORTHERN STATES POWER COMPANY &

                           NEW CENTURY ENERGIES, INC.

     This study ("Study") was undertaken by the management and staff of Northern States Power Company ("NSP") and New Century Energies, Inc ("NCE"). The objective of the study is to quantify the economic impact on shareholders and customers of divesting the natural gas utility assets and business operations of NSP and NCE and combining these natural gas assets and business operations into a new gas holding company subject to the Act, with the retail gas operations of NSP, Northern States Power Company (Wisconsin) ("NSP-W"), Public Service Company of Colorado ("PSCo") and Cheyenne Light, Fuel and Power Company ("Cheyenne"), each as a natural gas utility operating company subsidiary of the new gas holding company, called "BigGasCo" for purposes of this Study.

                                February 18, 2000

                                      J-3-1

                                TABLE OF CONTENTS

I.       EXECUTIVE SUMMARY........................................1

II.      CONCLUSIONS..............................................4

III.     SPIN-OFF STRUCTURAL ASSUMPTIONS..........................5

IV.      STUDY ASSUMPTIONS........................................6

V.       BIGGASCO ANALYSIS.......................................10

VI.      OTHER CUSTOMER IMPACTS..................................14

VII.     EFFECT ON REMAINING XCEL ELECTRIC COMPANIES.............15


                                   APPENDICES

APPENDIX A. BIGGASCO ORGANIZATIONAL CHART

                                      J-3-2

I.       EXECUTIVE SUMMARY

     Northern States Power Company ("NSP") and New Century Energies, Inc., ("NCE") each performed separate studies to determine the economic impact of a divestiture of their respective natural gas operations if ordered by the Commission as a condition of the proposed Merger of NSP and NCE into Xcel Energy Inc. ("Xcel"). See Exhibits J-1 and J-2. The J-1 and J-2 studies were premised upon the basis that divestiture would result in four stand-alone gas utility entities: Gas Company of Minnesota,/1 Gas Company of Wisconsin, NewGasCo-Colo and NewGasCo-Wyo.

     This Exhibit J-3 study ("Study") evaluates the economic impact of a divestiture of the natural gas assets of NSP and NCE into a single stand-alone gas holding company ("BigGasCo") subject to the Act; with Gas Company of Minnesota, Gas Company of Wisconsin, NewGasCo-Colo and NewGasCo-Wyo each a utility operating company subsidiary of BigGasCo. This alternative form of divestiture would allow some of the savings of the Merger (primarily in natural gas supply procurement and transportation management) to be realized. However, as described in detail herein, the combination of the gas operations under Xcel would facilitate and enhance the efficiency of the gas operations to a much greater degree than divestiture to a stand-alone BigGasCo gas utility operation. In addition, the increased costs to the remaining Xcel electric utility operations are not mitigated in any way, thus reducing the predicted merger savings to the Xcel electric utility operations from the Merger. Therefore, NSP and NCE believe it is in the best interests of both shareholders and customers that Xcel retain the existing NSP, NSP-W, PSCo and Cheyenne gas utility assets and businesses.

     This Study evaluates the increased costs or "lost economies" associated with divestiture of these businesses from two perspectives - shareholders and customers. The effect on shareholders is the direct result of the increased costs or lost economies resulting from a spin-off or divestiture, absent regulatory rate relief to recoup these lost economies. The effect on customers assumes recovery of these lost economies through rate increases, and is divided into two parts. The potential effects on customers have first been evaluated in terms of increased revenue requirements and rates, and second in terms of the impact of other quantifiable and non-quantifiable costs.

         The projected impacts on the shareholders of the lost economies resulting from the spin-off of NSP's and NCE's gas businesses into BigGasCo, assuming no rate adjustments to recover the lost economies and associated income taxes, are shown in Table I-1.

----------
1 NSP is presently seeking authorization to "spin down" the Black Mountain Gas ("BMG") gas distribution operation in Arizona into a new wholly-owned subsidiary of NSP, also called BMG for purposes of the Study. The Minnesota Commission, North Dakota Commission and Arizona Commission have all approved the transaction. Commission approval is pending in File No. 70-09337. This Study assumes BMG is a subsidiary of Gas Company of Minnesota, and is operationally integrated with NSP as described in the NSP U-1 filing in File No. 70-09337. However, operating BMG instead as a direct subsidiary of BigGasCo would not materially affect the Study results.

----------
                                      J-3-3

----------------------------------------------------------------------

                                    TABLE I-1

----------------------------------------------------------------------
------------------------------------------- --------------------------
LOST ECONOMIES AS A PERCENT OF:                     BigGasCo
------------------------------------------- --------------------------
------------------------------------------- --------------------------
Total Operating Revenue                                4.82%
------------------------------------------- --------------------------
------------------------------------------- --------------------------
Total Operating Rev. Deductions                        5.47%
------------------------------------------- --------------------------
------------------------------------------- --------------------------
Gross Income                                          41.00%
------------------------------------------- --------------------------
------------------------------------------- --------------------------
Net Income                                            53.88%
------------------------------------------- --------------------------


     In Table I-1, Total Operating Revenue is the combined sum of NSP and NCE gas rate and other revenue for the 12 months ending December 31, 1998 (Base
Case)./2 Total Operating Revenue Deductions includes all operation and maintenance expenses, administrative and general expenses, depreciation and all taxes, except income taxes for the combined companies. Gross Income is the difference between Total Operating Revenue and Total Operating Revenue Deductions. Net Income is Gross Income minus Income Taxes.

     Alternatively, and assuming that the new organization is allowed to increase its rates to recover these lost economies and attendant income taxes through rate increases, the projected impact on BigGasCo's gas customers is shown in Table I-2.

-----------------------------------------------------------------------------
                                   TABLE I-2

-----------------------------------------------------------------------------
----------------------------------------------- -----------------------------
RATE REVENUE:                                             BigGasCo

----------------------------------------------- -----------------------------
----------------------------------------------- -----------------------------
Pre Spin-off                                           $1,137,496,000
----------------------------------------------- -----------------------------
----------------------------------------------- -----------------------------
Post Spin-off                                          $1,195,652,000
----------------------------------------------- -----------------------------
----------------------------------------------- -----------------------------
Increase                                                $ 58,156,000
----------------------------------------------- -----------------------------
----------------------------------------------- -----------------------------
Percent Increase                                           5.11%
----------------------------------------------- -----------------------------


     In addition to the foregoing impacts, divestiture would impact the remaining electric utility operations of Xcel, comprised of NSP's and NCE's existing electric businesses. This impact is primarily due to the expense of additional employees required to perform the multitude of functions accomplished by employees who currently work for both the electric and gas businesses, and assumes that rate recovery of the lost economies and attendant income taxes is allowed by the appropriate regulatory agencies. The projected impact on the remaining electric operations is shown in Table 1-3.

----------

2     All dollar amounts contained in the study are expressed in 1998 dollars.

                                      J-3-4

--------------------------------------------------------------------------------

                                    TABLE I-3

--------------------------------------------------------------------------
------------------------------ -------------------------------------------
RATE REVENUE:                       COMBINED NSP/NCE ELECTRIC

------------------------------ -------------------------------------------
------------------------------ -------------------------------------------
Pre Spin-off                              $3,816,227,000
------------------------------ -------------------------------------------
------------------------------ -------------------------------------------
Post Spin-off                             $3,926,674,000
------------------------------ -------------------------------------------
------------------------------ -------------------------------------------
Increase                                  $ 110,447,000
------------------------------ -------------------------------------------
------------------------------ -------------------------------------------
Percent Increase                              2.89%
------------------------------ -------------------------------------------


     If, on the other hand, the foregoing organizations were not spun-off from NSP, NSP-W, PSCo and Cheyenne, the NSP/NCE merger was implemented as proposed, and assuming a rate decrease to pass on the potential merger benefits, the impact on gas customers is shown in Table I-4. Of the total potential Merger benefits shown below, approximately $7 million would be lost if the Merger was not implemented as proposed.




   ----------------------------------------------------------------------------
                                    TABLE I-4

                     ANNUAL GAS CUSTOMER IMPACT OF POTENTIAL
                              XCEL MERGER BENEFITS

   ----------------- ---------------------------- -------------------------
   RATE REVENUE                NSP GAS                      NCE GAS
   ----------------- ---------------------------- -------------------------
   Pre Merger                $439,367,000                $698,129,000
   ----------------- ---------------------------- -------------------------
   Post Merger               $433,415,000                $683,345,000
   ----------------- ---------------------------- -------------------------
   Decrease                  $ 5,952,000                 $ 14,784,000
   ----------------- ---------------------------- -------------------------
   Percent Decrease             1.35%                        2.12%
   ----------------- ---------------------------- -------------------------


     Finally, both NSP's and NCE's gas customers would incur increase personal costs such as postage on a separate envelope and additional check costs to mail payments to two utilities rather than one. This does not include additional customer confusion resulting from doing business with two utilities rather than one. The increased postage expense alone of $3.96 per customer per year for all customers is shown in Table I-5.

------------------------------------------------------------------------
                                    TABLE I-5

------------------------------------------------------------------------
------------------------------------------------------------------------
                           INCREASED CUSTOMER POSTAGE

-------------------------------------------------------------------------
------------------------------------ ------------------------------------
   PSCo Customers                                     $ 4,065,000
------------------------------------ ------------------------------------
------------------------------------ ------------------------------------
    NSP Customers                                     $ 1,523,000
------------------------------------ ------------------------------------
------------------------------------ ------------------------------------
   NSP-W Customers                                     $  326,000
------------------------------------ ------------------------------------
------------------------------------ ------------------------------------
 Cheyenne Customers                                    $  113,000
------------------------------------ ------------------------------------
------------------------------------ ------------------------------------
        Total                                         $ 6,027,000
------------------------------------ ------------------------------------

                                      J-3-5

II. CONCLUSIONS

     A. Impact on Gas Operations

     The spin-off of NSP's and NCE's existing gas businesses into a stand-alone gas holding company is estimated to result in a substantial increase in costs and therefore a substantial decrease in earnings to NSP and NCE shareholders absent rate relief to recoup these increased costs. Without an increase in rates, the immediate negative effect on shareholders' earnings would be substantial. For example, the earnings contribution relating to NSP's and NCE's combined gas businesses would be decreased by approximately 54 percent, as shown in Table I-1. Such a decline would make ownership of shares in this stand-alone gas company unattractive.

     Rate recovery of these cost increases to retail gas customers in the jurisdictions to be served by BigGasCo would result in a significant increase in the level of costs borne by these customers with no attendant increase in the level or quality of service. The rate increases required to provide the level of revenue needed to cover costs to operate BigGasCo would be significant, amounting to approximately $58 million, as shown in Table I-2. Such rate increases would make the BigGasCo less competitive at a time when competition in the energy industry is rapidly increasing due to Federal Energy Regulatory Commission ("FERC") Order No. 636 and other FERC and state regulatory restructuring initiatives. By comparison, retention of the gas businesses by Xcel would allow approximately $21 million in rate reductions to consumers, as shown in Table I-4.

     B. Impact on Electric Operations

     In addition, FERC Order Nos. 888, 889 and 2000, and state retail restructuring initiatives, are expected to increase competition in the electric industry. The lost economies estimated for Xcel's remaining electric companies, if divestiture of gas operations were required, would also have an adverse impact on their ability to successfully compete in the restructured electric industry. A forced divestiture would result in the remaining Xcel electric utility operating companies being less competitive than they would be as part of the merged Xcel with both gas and electric utility operations.

     C. Other Impacts

     As opposed to the negative results of the economic impact, two positive conclusions were noted.

     o First, it is expected that after divestiture into BigGasCo the geographic segments of the businesses analyzed in this Study would continue to be operationally managed locally. Gas Company of Minnesota would continue to be managed from and based in St. Paul, Minnesota;/3 Gas Company of Wisconsin would continue to be locally based in the City of Eau Claire, Wisconsin; NewGasCo-Colo would continue to be managed from and based in Denver, Colorado; and NewGasCo-Wyo would continue to be managed from and based in Cheyenne, Wyoming. Therefore, the benefits and costs of localized management will continue to be realized.

---------

3 In addition, as described in File No. 70-09337, BMG would continue to be managed locally in Cave Creek, Arizona.

----------

                                      J-3-6

     o Second, it is expected that after divestiture the state regulatory commissions that currently govern the NSP and NCE gas operations would continue to have and exercise the same jurisdictional authority over the regulated gas businesses of BigGasCo as they do today. Therefore, the state commissions will continue as the primary agencies responsible for the regulation of the BigGasCo subsidiary Local Distribution Companies ("LDCs").

     However, it should be noted that these same conditions (continued local management and state regulatory jurisdiction) would exist if the gas businesses remain with Xcel.

     D. Divestiture Would Not Tend Toward the Economical and Efficient Development of an Integrated Public Utility System

     As previously discussed in the Executive Summary, a mandated divestiture of the NSP and NCE gas operations to BigGasCo would result in approximately $58 million in annual gas revenue increases needed from the customers of BigGasCo shown in Table I-2; plus an additional $110 million in annual revenue increases for the remaining Xcel electric companies from their customers, as shown in Table I-3. Therefore, the total rate increases required is approximately $168 million annually. Customers of BigGasCo would also incur approximately $6 million in additional postage costs shown in Table I-5, plus other unquantifiable costs.

     Based on the foregoing conclusions, spinning off the NSP and NCE gas businesses would adversely impact NSP and NCE's shareholders and both electric and gas customers through higher costs and thus higher rates, and would tend toward uneconomical and inefficient public utility systems. By comparison, the combination of the gas operations under Xcel would facilitate and enhance the efficiency of the gas operations. Therefore, NSP and NCE recommend the Commission allow Xcel to retain the NSP, NSP-W, PSCo and Cheyenne gas assets and businesses, since allowing retention would tend toward the economical and efficient development of an integrated public utility system.

                                      J-3-7

III.     SPIN-OFF STRUCTURAL ASSUMPTIONS

     The Study assumes the two segments of NSP's current business (NSP and NSP-W, discussed in Exhibit J-1) and two segments of NCE's current business (PSCo and Cheyenne, discussed in Exhibit J-2) can, in fact, be spun-off into stand-alone subsidiaries of a single gas utility holding company called BigGasCo./4 The Study also assumes BigGasCo would be a holding company subject to the Act./5

     The initial studies in Exhibit J-1 and J-2 assumes that it would be possible to spin-off the gas business of NSP and NCE from their respective combined gas and electric businesses for the following reasons:

     o    The electric and gas systems are physically separate;

     o    A  large  number  of  personnel  who  are  directly  involved  in  the
          day-to-day   operations  of  the  electric  and  gas  physical   plant
          ("systems") are dedicated electric-only or gas-only;

     o The regulatory treatment of the respective electric and gas revenue requirements, rate design, and tariff filings is, for the most part, handled separately; and

     o In other parts of the country, stand-alone electric and gas companies routinely share overlapping service territories./6

     However, the Study assumes NSP-W and Cheyenne would be separate subsidiaries of BigGasCo for the reasons stated in Exhibits J-1 and J-2. The Study also assumes that legal or regulatory restrictions, if any, of consolidation of the four subsidiaries under BigGasCo would be favorably resolved.

IV. STUDY ASSUMPTIONS

     The assumptions, information and data utilized in the analyses undertaken in this Study are based on the information and analysis work developed in connection with the divestiture studies included in Exhibit J-1 and Exhibit J-2. The Study's aggregate conclusions are the result of many independent inputs and analyses.

----------
4 Refer to SEC Form U-1, Exhibits J-1 and J-2 for an overview of the existing gas businesses of NSP and NCE. The Study assumes the interstate natural gas pipeline subsidiaries of NSP and NCE -- Viking Gas Transmission Company and WestGas InterState, Inc. -- remain subsidiaries of Xcel and are not divested to BigGasCo.

5 In the study, NSP and NCE have not attempted to quantify in detail the substantial regulatory compliance costs for BigGasCo to register with the Commission under the Act.

6 Indeed, as described in Exhibit J-1, a significant portion of the NSP electric service area in Minnesota is served by Reliant Energy Minnegasco, a gas-only LDC subsidiary of Reliant Energy (formerly Houston Industries); and a significant portion of NSP's South Dakota electric service area near Sioux Falls is served by the gas utility division of Mid-American Energy, Inc. As described in Exhibit J-2, there are several gas-only utility operations in Colorado and Wyoming (e.g., Energy West Wyoming, Greeley Gas, KN Energy, UtiliCorp and Questar).
----------
                                      J-3-8

     The Base Case for the Study was developed by combining the individual company information using actual sales, revenues, and costs from the 1998 gas utility operations of NSP and NCE.

     The anticipated lost economies from the individual studies in Exhibits J-1 and J-2 were combined, as were the organizational structures of each divested entity. An alignment of the individual organizations was performed to determine areas of workforce and/or cost duplication. The estimated duplicated workforce and identified cost were then eliminated from the combined organization structure and the total lost economies summary./7

     A. General Assumptions

     The remainder of this section discusses the major assumptions that were employed in developing the Study.

     1. For the purposes of developing the cost savings estimates of a consolidation of the various organizations, it is assumed the four gas operations (Gas Company of Minnesota, Gas Company of Wisconsin, NewGasCo-Colo and NewGasCo-Wyo) would retain geographically independent operations in their respective states to a degree similar to NSP and NCE's operations today. However, a single BigGasCo corporate headquarters would be established at a site separate from the Xcel headquarters.

     2. For the purpose of determining the staffing requirements of each operating company, the guiding principle was that a sufficient number of employees be included in order to assure that all present functions applicable to the stand-alone organization are performed, and that the present level and quality of service remain unchanged.

     3. Labor costs are based on an assessment of straight-time, overtime, and pension and benefit costs for each employee of the stand-alone organizations, less an adjustment to capitalize wages associated with on-going construction to serve new and existing customers.

     4. Only significant duplicate non-labor costs were identified and removed from the Exhibit J-1 and J-2 lost economies summaries.

     5. Annual facility costs relating to the employees required to maintain the current levels of service have been incorporated into the analyses.

----------

7 A more exhaustive analysis might produce additional costs savings from the consolidation of the individual divested gas operations under BigGasCo, however these savings would not be significant. The Study also does not estimate in detail the cost of establishing a holding company corporate headquarters for BigGasCo.

----------

                                      J-3-9

     6. For the purpose of showing the final impact on each company's customers, it is assumed that full recovery of all of the lost economies, including income taxes, would be allowed in a formal rate increase proceeding after divestiture, and that the current rate levels remain unchanged until that time.

     7. For the purposes of developing the impact of the consolidation, a comparison is made to a Base Case. The Base Case for this study is the combined actual results of gas operations for NSP and NCE for the twelve months ended December 31, 1998.

     8.   It  is  assumed   that  each   geographic   organization   within  the
          consolidated entity will be subject to the regulation of the same state and federal agencies that presently regulate each organization. In addition, BigGasCo would be subject to regulation by the Commission as a holding company exempt from registration under the Act.

     9.   If there  currently  exists a contract for services  from  independent
          third-parties,   the   contract   will   continue   for  the  spun-off
          organizations.

     10. Only the categories of costs that are expected to change significantly were analyzed. Clearly many other costs beyond those presented in this Study would be impacted by a divestiture.

     B. Specific Assumptions

     In addition to the General Study Assumptions cited earlier, the following specific assumptions have been incorporated into the analysis of the spin-off of the gas operations of NSP and NCE into BigGasCo.

     1. Labor Assumptions

          a. The stand alone organizations of NSP and NCE that were developed in Exhibits J-1 and J-2 were combined and evaluated. See the individual labor assumptions specific to each company in Exhibits J-1 and J-2.

          b. Where practical, some management and non-management positions were combined or eliminated due to duplication of functional workloads. Costs associated with the elimination of duplicate positions as a result of the consolidation of the individual companies into a single BigGasCo holding company entity were then eliminated from the total lost economies of the combined individual companies. No severance costs related to elimination of positions were quantified.

          c. A review of the span of control analysis for the individual companies developed in Exhibits J-1 and J-2 was performed and a weighted average span of control proxy was developed to be applied to BigGasCo. The result of the analysis was a span of control of approximately 10.4 employees per manager. BigGasCo is assumed to have 258 managers and 2,676 non-management personnel.

                                      J-3-10

          d. To provide an equivalent quality of customer service, it was determined that customer service centers would be maintained in each major geographic location (Minnesota, Wisconsin, Colorado and Wyoming).

     2. Operations & Maintenance and Administrative & General Assumptions:

          a. The annual facility costs relating to the additional employees and building needs for the trucks, trailers and backhoes required to operate the stand-alone companies from the individual company studies were deemed to still be incurred under the consolidation study.

          b. Duplicate costs identified through the consolidation of the individual companies (i.e. association dues, external auditing fees, annual meeting costs, etc.) were eliminated from the total lost economies of the combined individual companies.

          c. Executive and administrative support from Xcel would cease upon any divestiture, and these functions have been provided for in the BigGasCo organizational structure.

     3. Capital Expenditure and Cost Assumptions:

          a. Duplicate costs associated with capital expenditures, primarily related to computer hardware and software were identified and their annual financial impact, were eliminated from the total lost economies of the individual companies.

          b. Initial facility set-up costs for workstations and offices developed in the individual J-1 and J-2 studies are assumed to still be incurred under the consolidation.

          c. In the event NSP and NCE are required to divest their gas operations, and assuming the assets are spun-off into a new stand-alone holding company, the requirements of the existing NSP and NCE indentures would result in the need to recapitalize at market rates in effect at the time of the spin-off. Additionally, costs associated with the issuance of securities would be incurred and ultimately included in the BigGasCo cost of service.

          d. The capitalization restructuring cost information calculated in the individual studies in Exhibits J-1 and J-2 was incorporated into this study based upon the multiple regulatory jurisdictions that would govern BigGasCo. This aggregated cost summary would provide a proxy for the anticipated costs that would likely be incurred.

                                      J-3-11

     4. Transition Cost Assumptions. The anticipated transition costs of the individual companies were reviewed and any duplicate costs were identified and eliminated from the total lost economies of the individual companies. Gas franchises would be assigned to the BigGasCo subsidiaries by providing notice to the cities at minimal or zero cost.

     5. Foregone Merger Savings. The Xcel Energy merger filing includes anticipated non-fuel and fuel (purchased gas and transportation management) merger savings for the Xcel gas utility operations. The individual Studies in Exhibits J-1 and J-2 assumed these savings would be lost as a result of divestiture. This Study assumes that through the consolidation of the individual LDC companies into BigGasCo, approximately 50% of the anticipated non-gas cost savings would in fact be achievable and 100 % of the anticipated purchased gas cost savings would remain achievable.

V. BIGGASCO ANALYSIS

     A. Organization of BigGasCo

     The assumed functional organization chart of BigGasCo is contained in Appendix A.

         Design of BigGasCo Organization - The organizations developed in the individual company divestiture studies included in Exhibits J-1 and J-2 were used as the pattern for developing the BigGasCo organization structure. The individuals companies were aligned to provide a proxy for the consolidated BigGasCo stand-alone holding company.

         Board of Directors - The Board of Directors is assumed to consist of eleven directors based on the size and scope of BigGasCo.

         Chief Executive Officer (CEO) - The CEO reports to the Board of Directors and is responsible for overseeing the entire Company. The CEO oversees 8 direct-report executives (Chief Operating Officer; Vice President Customer Service, Vice President Human Resources, Chief Financial Officer; Chief Information Officer; General Counsel, and Vice President Government Affairs) and is responsible for Audit Services. The Executive Organization totals 16 employees, and is composed of 8 executives, 1 manager, and 7 non-management personnel.

         Chief Operating Officer (COO) - The COO reports directly to the CEO and is responsible for the overall operating activities of the Company. The COO oversees the work of three Vice Presidents: Operations; Gas Supply; Gas Control, Engineering and Technical Support; and one Director:
         Business Processes. The organization managed by the COO totals 1,744 employees, and is composed of 143 managers, and 1,601 non-management personnel.


                                      J-3-12

                  Vice President, Operations - The Vice President of Operations is responsible for all major distribution functions such as safety, emergency response, environmental training, regional management, pipeline construction, and distribution system support services. Gas Operations totals 1,339 employees, composed of 106 management and 1,233 non-management personnel.

                  Vice President, Gas Supply - The Vice President of Gas Supply is responsible for acquiring interstate gas transportation and storage capacity, forecasting gas requirements, making gas purchases and contract administration (supply accounting, bill payment, etc.). Gas Supply totals 36 employees, composed of 3 management and 33 non-management personnel.

                  Vice President, Gas Control, Engineering and Technical Support
                  - The Vice President of Gas Control, Engineering and Technical Support is responsible for all major engineering functions and delivery system design (pipelines, storage reservoirs, and compressors), measurement system design, Liquefied Natural Gas and propane plants, purchasing contracts, facilities maintenance and gas system control coordination. Gas Control, Engineering and Technical Support totals 361 employees, composed of 29 management and 332 non-management personnel.

                  Director,  Business  Processes  -  The  Director  of  Business
                  Processes is responsible for assuring compliance with and consistency across all areas of current operating policies and procedures in addition to reviewing and recommending improvements to on-going business practices and procedures. Business Processes totals 4 employees, composed of 1 management and 3 non-management personnel.

         Vice  President,  Customer  Service - The Vice  President  of  Customer
         Service reports directly to the CEO and is responsible for the day-to-day interface with customers, customer accounts, meter reading, credit, billing phone centers and customer information service. The Vice President is also responsible for marketing, sales, market research, conservation programs, program development and evaluation. This position is also responsible for any non-regulated activities undertaken by the company. Customer Service totals 904 employees and is composed of 70 management and 834 non-management personnel.

         Vice President, Human Resources - The Vice President of Human Resources reports directly to the CEO and oversees company staffing, compensation, training, benefits, health services, employee services and security. The organization managed by the Human Resources Vice President totals 42 employees, and is composed of 3 management and 39 non-management personnel.

         Chief Financial Officer (CFO) - The CFO reports directly to the CEO and is responsible for rates, investor relations, corporate strategy, risk management, finance, treasury, and all accounting and tax functions. The organization managed by the CFO totals 147 employees, and is composed of 17 management and 130 non-management personnel.

                                      J-3-13

         Chief Information Officer (CIO) - The CIO reports directly to the CEO and is responsible for all the information technology requirements including Application Support, Infrastructure, Data Network, Disaster Recovery and User Support. The organization managed by the CIO totals 23 employees, and is comprised of 4 management and 19 non-management personnel.

         General Counsel - The General Counsel reports directly to the CEO and oversees the Legal Affairs and the Corporate Secretary functions. The General Counsel is responsible for environmental compliance, regulatory relations, SEC compliance, litigation, regulatory affairs, labor and benefit legal matters, contracts and corporate governance. The organization managed by the General Counsel totals 20 employees, and is composed of 3 management and 17 non-management personnel.

         Vice President, Government Affairs - The Vice President of Government Affairs reports directly to the CEO and is responsible for all corporate communications, state, federal and public affairs and environmental monitoring. The organization managed by the Government Affairs Vice President totals 38 employees, and is composed of 9 management and 29 non-management personnel.

     B. Annual Cost Increases

     Based upon the foregoing general and specific assumptions, and the staffing requirements of the organizational structure, the following increases in annual operating costs have been estimated for BigGasCo:

                  Total                                       $  49,183,000

     C. Capitalization Cost Increases

     Combining the allowed cost of equity information from the individual studies included in Exhibits J-1 and J-2, as well as the assumed capitalization ratios, results in the following increased annual capital costs:

                  Capitalization Cost                         $  5,813,000

     The actual interest rates and preferred stock yields in effect at the time of divestiture could be substantially higher or lower than the forecasts employed here.

     D. Transition Cost Increases

     The following is a summary of the principal transition costs that will be incurred as a result of a spin-off of the combined gas business of NSP and NCE into a single entity and the annual costs:

                  IPO and Debt Issuance Cost                  $    119,000

                                      J-3-14

     E. Total Lost Economies

     Summarizing the foregoing increased annual costs, capitalization costs, and amortized transition costs yields the following total lost economies before the effect of income taxes:

                  Total Lost Economies:                       $55,115,000

     F. Income and Franchise Taxes

     Recovery of the foregoing lost economies in a general rate proceeding would also require an increase to recover income and franchise taxes associated with the lost economies. The following is a summary of the revenue effect of income and franchise taxes:

                  Total Income and Franchise Taxes:           $ 3,041,000

     G. Foregone Merger Savings

     The following is a summary of the Xcel merger savings foregone if the spin-off occurs:

                  Non-Gas Cost Foregone Savings               $ 13,965,000
                  Purchased Gas Cost Savings                  $  6,771,000
                  Net Foregone Merger Savings                 $ 20,736,000

     H. Base Case - 12 Months Ended December 31, 1998

     The following is a summary of the key components of the Base Case (the definition of each item is the same as in the Executive Summary):

                  Total Gas Operating Revenue                 $1,142,651,000
                  Total Gas Operating Revenue Deductions      $1,008,219,000
                  Gross Gas Income                            $  134,432,000
                  Net Gas Income                              $  102,300,000

     I. Comparison of the Total Lost Economies of BigGasCo to the Base Case

     The Total Lost Economies, before the effect of income taxes, as a percent of the key components of the Base Case are:

                  Percent of Total Operating Revenue                  4.82%
                  Percent of Total Operating Revenue Deductions       5.47%
                  Percent of Gross Income                            41.00%
                  Percent of Net Income                              53.88%

                                      J-3-15

VI. OTHER CUSTOMER IMPACTS

     A. Quantifiable Postage Costs

     Combination customers who currently pay their monthly NSP or NCE electric and gas bill with one check and one stamp will be required to use two separate checks and two separate stamps in paying the remaining electric company and the new gas company. For the gas and electric customers of the existing NSP and NCE companies, the doubling of postage cost alone, not counting check and envelope costs, will result in a total annual out-of-pocket cost increase to customers of over $6 million annually. These annual postage costs are broken downs as follows:

                  Increased Annual Postage Costs

                  PSCo Customers                        $4,065,000
                  New NSP Utility Customers             $1,523,000
                  NSP-W Customers                       $  326,000
                  Cheyenne Customers                    $  113,000
                                                        ----------
                  Total                                 $6,027,000

     B. Non-Quantifiable

     In addition to the quantifiable increased costs or lost economies which have been evaluated and included in the Study, there are other non-quantifiable costs which have not been included. The reason for not attempting to quantify these costs is that a meaningful estimate of these costs is beyond the scope of this present analysis. However, these costs do exist, and the following are a few examples of these non-quantifiable costs.

     o The cost of additional regulation for all the state regulatory commissions with jurisdiction over BigGasCo or its LDC subsidiaries. The staffs of these agencies would undoubtedly experience additional duties and responsibilities as a result of dealing with an additional utility and holding company.

     o The cost to customers as a result of doing business with two utilities instead of one, including additional telephone calls for service questions or bill inquiries.

     o The cost to customers of providing access to meters and other facilities for two utilities.

                                      J-3-16

     o The cost to customers, especially contractors and builders, of dealing with two utilities rather than one, for installations or repairs of electric and gas service facilities.

VII. EFFECT ON REMAINING XCEL ELECTRIC COMPANIES

         As a result of any divestiture, the remaining electric utility operations of Xcel would experience increased costs in addition to those experienced by BigGasCo. These increased costs, are largely the result of increased labor costs associated with the additional personnel required to replace those who currently work in both gas and electric operations and additional postage costs incurred since electric billings would no longer share postage with the gas billings. The combined total of these additional costs equates to approximately 2.89 percent of 1998 annual electric rate revenues. These increased costs would need to be borne by the customers of the individual electric utility operations or would reduce the expected electric cost savings under the Xcel merger.

     A summary of the increased annual costs applicable by Xcel electric utility operating subsidiary is as follows:/8

                  PSCo                                      $  84,693,000
                  New NSP Utility                           $  19,900,000
                  NSP-W                                     $   4,690,000
                  Cheyenne                                  $   1,164,000
                                                            --------------
                  Total                                     $ 110,447,000

----------

8 Xcel's SPS electric utility is an electric-only operation, and is assumed not to incur direct operating or other cost increases as a result of a gas spin-off. However, SPS also would not share in the anticipated natural gas cost savings made possible by the Merger, since New NSP Utility and PSCo would no longer operate gas LDCs.
----------


                                      J-3-17